Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Fiscal Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings (in thousands)	$(81,033)	$(11,252)	$(29,872)	$(13,479)	$(14,422)

Combined Fixed Charges and Preferred Dividends (in thousands)	$2,416	$1,078	$70	$130	$3,482

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(33.53)	(10.44)	(426.52)	(103.42)	(4.14)

Coverage deficiency to attain a ratio of 1:1 (in thousands)	$83,449	$12,320	$29,872	$13,479	$17,904